UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 5, 2005**

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

(Exact Name of Registrant as Specified in its Charter)

_____

Illinois	**000-50316**	**36-3596839**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

c/o Dearborn Capital Management, L.L.C. **555 West Jackson Blvd., Suite 600** **Chicago, Illinois** (Address of principal executive offices)	**60661** (Zip Code)

Registrant's telephone number, including area code: **(312) 756-4450**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(c). Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 5, 2005, Grant Park Futures Fund Limited Partnership ("Grant Park") announced the hiring of Efim J. Tkatchew, 38, as Chief Operating Officer of Dearborn Capital Management, L.L.C., Grant Park's General Partner.

Prior to joining the General Partner, Mr. Tkatchew was a General Manager at the Commonwealth Bank of Australia from February 2002 to December 2005. Previously, he held senior roles in financial control, operations and audit working in Europe, Asia and the United States with Credit Suisse First Boston, JP Morgan, State Street and Dresdner Kleinwort Wasserstein. Mr. Tkatchew received his initial training as an accountant with Coopers and Lybrand, is a chartered accountant and has a B.Com in accounting and finance from the University of New South Wales in Australia and an M.B.A. (Executive) from the Australian Graduate School of Management.

There are no arrangements or understandings between Mr. Tkatchew and any other persons pursuant to which Mr. Tkatchew was hired as Chief Operating Officer. There are no related party transactions between Grant Park or the General Partner and Mr. Tkatchew.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANT PARK FUTURES FUND LIMITED PARTNERSHIP

Date: December 8, 2005

By: Dearborn Capital Management, L.L.C.
    its General Partner

By: /s/ Maureen O'Rourke
    Maureen O'Rourke
    Chief Financial Officer

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